Exhibit 99-2

         UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

     On June 24, 1999, Gannett U.K. Limited ("Gannett UK"), a newly formed wholly-owned subsidiary of Gannett Co., Inc. ("Gannett"), made a cash offer to acquire the entire issued and to be issued share capital of Newsquest plc ("Newsquest"). Pursuant to the Offer, Newsquest shareholders were offered
460 pence (US $7.26) in cash or Loan Notes for each of 200.4 million fully diluted shares, for a total price of approximately 922 million pounds sterling (US $1.5 billion). Additionally, Gannett agreed to assume or retire Newsquest's existing debt. On July 26, 1999, pursuant to the Offer Document, Gannett UK declared the Offer unconditional in all respects. Gannett UK effectively owns 100% of Newsquest shares. The acquisition has been recorded under the purchase method of accounting and Newsquest's results of operations are included in the company's financial statements beginning in the third quarter.

     The accompanying unaudited pro forma condensed combined balance sheet presents the financial position of Gannett Co., Inc. and Newsquest as of June 27, 1999, assuming that the acquisition of Newsquest occurred as of that date. Such pro forma information is based on the historical balance sheets of Gannett at June 27, 1999 and of Newsquest at July 4, 1999.

     As required by Rule 11-02 of Regulation S-X, the unaudited pro forma condensed combined statement of income has been prepared assuming that the acquisition occurred as of the beginning of the fiscal period presented. The unaudited condensed combined statement of income, therefore, reflects the historical results of operations for Gannett and Newsquest for the first half of their respective 1999 fiscal periods.

     The unaudited pro forma condensed combined financial statements give effect to certain pro forma adjustments which are described in the notes to these statements. The unaudited pro forma condensed combined financial statements do not reflect any operating synergies anticipated by Gannett as a result of the acquisition.

     The unaudited pro forma condensed combined results are presented for informational purposes only and are not necessarily indicative of the results of operations or financial position which would have been achieved had the transaction been completed as of the beginning of the period presented, nor is it necessarily indicative of Gannett's future results of operations or financial position.

     The unaudited pro forma condensed combined financial statements should be read in conjunction with the historical financial statements of Gannett and Newsquest, including the related notes thereto.

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
                                                                   EXHIBIT 99-2

Gannett Co., Inc.
Unaudited Pro Forma Condensed Combined Balance Sheet
June 27, 1999
(in thousands of dollars)
                                                           Pro forma       Pro forma
                                   Gannett    Newsquest  adjustments        combined
                                  --------   ----------   ----------      ----------
ASSETS
 Current assets
   Cash and marketable
     securities                 $   81,835   $    5,343   $               $   87,178
   Accounts receivable, net        664,813       70,011                      734,824
   Inventories                      82,206        2,610                       84,816
   Prepaid expenses and
     other current assets           56,879        9,029                       65,908
                                ----------   ----------   ----------      ----------
 Total current assets              885,733       86,993                      972,726

 Property, plant and
   equipment, net                2,047,913      106,326                    2,154,239
 Excess of acquisition
   cost over the
   value of assets
   acquired, net                 3,797,738      521,552    1,094,983  (1)  5,414,273
 Other assets                      272,604          647                      273,251
                                ----------   ----------   ----------      ----------
Total assets                    $7,003,988   $  715,518   $1,094,983      $8,814,489
                                ==========   ==========   ==========      ==========

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LIABILITIES AND SHAREHOLDERS' EQUITY
 Current liabilities
   Accounts payable and
     current portion of
     film contracts payable        239,193       20,111                      259,304
   Accrued expenses
     and other current
     liabilities                   378,522       31,871       70,680  (2)    481,073
   Dividends payable                56,000                                    56,000
   Income taxes                     32,871       66,598                       99,469
                                ----------   ----------   ----------      ----------
 Total current liabilities         706,586      118,580       70,680         895,846

 Deferred income taxes             467,273        8,270       (1,420) (3)    474,123
 Long-term debt,
   less current portion            957,152      173,714    1,430,186  (4)  2,561,052
 Postretirement medical
   and life insurance
   liabilities                     307,092                                   307,092
 Other long-term
   liabilities                     222,444       10,491                      232,935
 Total shareholders'
   equity                        4,343,441      404,463     (404,463) (5)  4,343,441
                                ----------   ----------   ----------      ----------
Total liabilities and
  shareholders' equity          $7,003,988   $  715,518   $1,094,983      $8,814,489
                                ==========   ==========   ==========      ==========


(A) This pro forma balance sheet includes Gannett's historical balances as of June 27, 1999, and Newsquest's historical balances as of July 4, 1999.

(B) For comparability, Newsquest results have been reclassified to conform with Gannett's presentation.

See accompanying notes to Unaudited Pro Forma Condensed Combined Financial
Statements.

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

Gannett Co., Inc.
Unaudited Pro Forma Condensed Combined Statement of Income
Twenty-six weeks ended June 27, 1999
(in thousands of dollars, except per share data)
                                                            Pro forma       Pro forma
                                   Gannett    Newsquest   adjustments        combined
                                ----------   ----------    ----------      ----------
Revenues
  Newspaper advertising         $1,508,825   $  225,252    $               $1,734,077
  Newspaper circulation            502,169       30,556                       532,725
  Television                       355,674                                    355,674
  Cable and security               125,853                                    125,853
  All other                         98,889        6,734                       105,623
                                ----------   ----------    ----------      ----------
Total revenues                   2,591,410      262,542                     2,853,952

Operating expenses
  Cost of sales and
    operating expenses,
    exclusive of depreciation    1,307,576      127,475                     1,435,051
  Selling, general and
    administrative expenses,
    exclusive of depreciation      395,232       47,148                       442,380
  Depreciation                     101,601        9,971                       111,572
  Amortization of
    intangible assets               55,867                     20,630  (1)     76,497
                                ----------   ----------    ----------      ----------
Total operating expenses         1,860,276      184,594        20,630       2,065,500
                                ----------   ----------    ----------      ----------
Operating income                   731,134       77,948       (20,630)        788,452

Non-operating income (expense)
  Interest (expense), net of
    interest income                (30,444)      (7,906)        7,906  (2)    (71,117)
                                                              (40,673) (3)
  Other                             57,673         (634)                       57,039
                                ----------   ----------    ----------      ----------
Total                               27,229       (8,540)      (32,767)        (14,078)

Income before income taxes         758,363       69,408       (53,397)        774,374
Provision for income taxes         302,500       21,169       (14,694) (4)    308,975
                                ----------   ----------    ----------      ----------
Net income                      $  455,863   $   48,239    $  (38,703)     $  465,399
                                ==========   ==========    ==========      ==========

Net income per share-basic           $1.63                                      $1.67
                                   =======                                   ========
Net income per share-diluted         $1.62                                      $1.65
                                   =======                                   ========

Average outstanding shares:
   Basic                           279,466                                    279,466
   Diluted                         281,949                                    281,949

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(A) This pro forma income statement includes Gannett's results for the 26-week period ended June 27, 1999, and Newsquest results for the 26-week period ended July 4, 1999.

(B) For comparability, Newsquest results have been reclassified to conform with Gannett's presentation.


See accompanying notes to Unaudited Pro Forma Condensed Combined Financial Statements.


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NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL
STATEMENTS

Note 1 - Basis of Presentation

The unaudited pro forma condensed combined balance sheet has been prepared to reflect the acquisition of Newsquest for an aggregate price of approximately $1.5 billion plus the assumption of approximately $250 million of liabilities and transaction-related costs, including $181 million of Newsquest's long-term debt.

The company believes that the assumptions used in preparing the unaudited pro forma condensed combined financial statements provide a reasonable basis for presenting all of the significant effects of the merger (other than any operating synergies anticipated by Gannett) and that the pro forma adjustments give effect to those assumptions in the unaudited pro forma condensed combined financial statements.

Note 2 - Pro Forma Adjustments

A. Pro forma adjustments to the unaudited condensed combined balance sheet are made to reflect the following:

(1) Adjustment to record the excess of acquisition cost over the fair value of net assets acquired (goodwill). For purposes of the unaudited pro forma condensed combined statement of income, goodwill is being amortized over forty years.

(2) Accrual for estimated acquisition-related expenses incurred by Gannett and Newsquest.

(3) Deferred tax adjustments in respect of acquisition expenses (see #2), net of an adjustment in respect of tax deferred on real property sales.

(4) The issuance of commercial paper by Gannett to finance the purchase price.

(5)  The elimination of the shareholders' equity accounts of Newsquest.


B. Pro forma adjustments to the June 27, 1999 unaudited condensed combined income statement are made to reflect the following:

(1) Amortization expense on the estimated excess of acquisition cost over fair value of assets, assuming a life of forty years.

(2)  The elimination of Newsquest's interest expense.  (See (3) below.)

(3) Gannett's pro forma interest expense on the amount assumed borrowed for consideration paid and acquisition-related expenses ($1.51 billion) and Newsquest debt ($0.18 billion). The rate used to calculate interest expense, 4.88%, is based on the weighted average rate paid by Gannett for commercial paper in the first half of 1999.

(4) To adjust consolidated tax provisions for U.S. and U.K. tax effects of acquisition.


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